SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No      X

INCORPORATION BY REFERENCE

The Registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended June 30, 2005 and the unaudited consolidated financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles furnished to the Commission on this Form 6-K, are incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278, 333-10274 and 333-105360) and on Form F-10 (Nos. 333-113870 and 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:   /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  July 29, 2005

Placer Dome Announces 2005 Second Quarter Results

(United States (“U.S.”) dollars in accordance with U.S. generally accepted accounting principles (“GAAP”))

July 27, 2005

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces a second quarter loss of $7 million ($(0.01) per share), inclusive of a non-cash tax charge of $15 million ($0.03 per share). Gold production during the quarter was 916,000 ounces at cash costs of $282 per ounce.

President and CEO Peter Tomsett said: “This quarter does not reflect the performance our assets are capable of delivering. The combination of a challenging cost environment and operating issues at a number of mines are impacting our results and we are addressing these issues. We remain on track to make decisions in the second half of the year on three of the projects in our development portfolio: Cerro Casale, Cortez Hills and Pueblo Viejo.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

(United States (“U.S.”) dollars, in accordance with U.S. generally accepted accounting principles (“GAAP”))

Throughout this document, “Placer Dome” is defined to be collectively Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome’s share is defined to exclude minority shareholders’ interests. The “Corporation” refers to Placer Dome Inc. This Management’s Discussion and Analysis (“MD&A”) was made as of July 27, 2005.  Additional information relating to Placer Dome, including Placer Dome's annual information form is available free of charge on our website at www.placerdome.com, and on SEDAR at www.sedar.com.

Highlights

Placer Dome reported a loss of $7 million (($0.01) per share) for the second quarter and net earnings of $24 million ($0.06 per share) for the first six months of 2005. Earnings were negatively impacted by increased costs, lower copper production and higher hedging losses. The second quarter results include a $15 million non-cash tax charge relating to the valuation allowance on the Corporation’s Australian assets.

Mine operating earnings were $78 million in the second quarter and $182 million for the first six months. Cash from operations totalled $53 million for the second quarter and $121 million for the six months.

Placer Dome’s second quarter earnings were impacted by a pre-tax net loss on all of the company’s hedge positions of $43 million, of which $31 million related to maturing gold hedge positions. Placer Dome’s realized gold price was $391 per ounce in the second quarter compared to a spot price of $427 per ounce as the company delivered into all maturing hedge positions. The realized gold price was lower by $36 per ounce in the second quarter (compared to $11 per ounce in the first quarter) due to a concentration of lower valued maturing positions. During the second half of the year the value of the positions improve such that if gold averages the same $427 per ounce, Placer Dome’s realized price would be approximately $405 per ounce or $14 per ounce higher than the second quarter. Placer Dome realized $1.36 per pound for its copper production in the second quarter versus an average spot price of $1.54 per pound. The amount of copper production hedged is halved during the second half of the year. As a result, if copper averages the same $1.54 per pound in the second half of the year, the realized price would be approximately $1.47 per pound during that period.

Consistent with expectations, gold production totalled 916,000 ounces during the second quarter of 2005 and 1.83 million ounces for the first six months of the year. Copper production at 90 million pounds for the second quarter and 181 million pounds for the first half of 2005 was below expectations due to short-term operational issues at Zaldívar.

Cash costs for gold production were $282 per ounce in the second quarter of 2005 and $278 per ounce for the six months. Eight mines reported cash cost improvements in the second quarter relative to the first quarter, but these improvements were more than offset by higher costs at Porgera, which continues to be impacted by erosion and slides in the pit wall, and operational challenges at a number of other mines. Cost reduction initiatives were introduced at a number of sites that helped offset continued cost pressures from energy, fuel and input commodity costs. Total costs in the second quarter were $349 per ounce of gold and for the first six months of 2005, $345 per ounce of gold.

Copper cash costs for the second quarter and first six months were $0.66 and $0.65 per pound, respectively. Total costs for copper in the second quarter were $0.80 per pound and for the first six months were $0.79 per pound.

	June 30
	Second quarter		Six months ended
	2005	2004	2005 (ii)	2004 (ii)
Financial ($millions, except per share amounts)
Sales	460	467	951	975
Mine operating earnings
Gold	37	84	93	179
Copper	46	57	98	124
Other	(5)	(4)	(9)	(8)
	78	137	182	295
Net earnings (loss)	(7)	33	24	97
Per share	(0.01)	0.08	0.06	0.23
Cash from operations	53	107	121	241
Operations – gold (000s ozs)
Production (Placer Dome’s share)	916	908	1,827	1,837
Production (consolidated)	897	892	1,786	1,798
Sales (consolidated)	893	892	1,781	1,806
Cash production costs ($/oz) (Placer Dome’s share) (i)	282	229	278	230
Total production cost ($/oz) (Placer Dome’s share) (i)	349	283	345	284
Sales price realized ($/oz)	391	386	403	392
London spot price ($/oz)	427	393	427	401
Operations – copper (millions lbs)
Production	90	109	181	218
Sales	85	113	181	237
Cash production costs ($/lb) (i)	0.66	0.49	0.65	0.51
Total production cost ($/lb) (i)	0.80	0.63	0.79	0.65
Sales price realized ($/lb)	1.36	1.13	1.34	1.16
London spot price ($/lb)	1.54	1.26	1.51	1.25

(i)

Cash and total production costs per ounce and pound are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the Non-GAAP Measures section for further detail.

(ii)

During the first quarter of 2005, Placer Dome changed its accounting policy with respect to termination obligations, whereby the liability accrued represents the obligation to date for all employees at mine sites (see note 2 to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis of $21 million and $14 million ($0.03 per share), respectively. The first quarter of 2004 earnings included the effect of a change in accounting policy, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

Exploration

For details concerning mineral reserve and mineral resource estimates for the exploration and development projects set out below, please refer to Placer Dome’s mineral reserve and mineral resource tables and notes contained in the Corporation’s Annual Report and Annual Information Form / Form 40-F for the year ended December 31, 2004.

Through focused investment in exploration, Placer Dome is actively searching for and advancing quality projects that drive future production growth. In 2005 Placer Dome plans to invest $90 million in exploration activities around the world. Two thirds of this year’s spending, or $60 million, will be targeted toward exploration at existing mine sites, with major focuses at Cortez, Kalgoorlie, Musselwhite, North Mara, Bald Mountain, Campbell and Porcupine. The remaining one third, or $30 million, will be directed toward grass roots exploration projects. Drill programs in the first half of 2005 were completed or are under way at six projects and drill target definition is proceeding on another 15 projects around the world.

Minesite Exploration (Minex)

Exploration at existing mine sites is designed to expand current ore bodies and locate new deposits within an economic radius of existing operations. At the Bald Mountain mine in Nevada, drilling and re-engineering are under way in the North Pits area, Top-Sage Flat, and near Vantage. Also in Nevada, exploration continues in the Pipeline-Gold Acres area at the Cortez mine. At the North Mara mine, second quarter exploration activities confirmed the high-grade nature of the Gokona East zone and identified significant zones at depth below the Gokona and Nyabigena pits. A preliminary evaluation suggests these zones may be amenable to underground mining. At the Porcupine mining operation in Ontario, continued exploration success at Hoyle Pond is expanding the extent of known mineralization, and further drilling continues. Also in Ontario, drilling continues in the lower levels of the Campbell mine. At the Kalgoorlie operations in Western Australia, exploration drilling is under way at Mulgarrie, where studies have indicated potential for an open pit, and work recently completed around the Kanowna Belle deposit has identified additional shallow targets.

New Mine Exploration

Placer Dome’s generative exploration activities continue at a number of locations around the world. During the second quarter the company successfully acquired an interest in a new project in China, and re-entered Quebec with joint ventures on two projects and staking new land in three other areas. In Tanzania, Placer Dome continued to explore outside the North Mara mine area and is seeking to finalize joint venture agreements and acquire new land. A joint venture was signed on a property near Timmins, Ontario, outside the Porcupine Joint Venture area. Elsewhere, the company’s land position south of the Cortez mine in Nevada, also outside the joint venture area, continued to be consolidated through staking and a new joint venture.

In November 2003 Placer Dome signed a joint venture agreement with the Bakgatka Ba Kgafela community in South Africa. The agreement allows Placer Dome to earn a 50% interest in the Sedibelo platinum project, located on the western limb of the Bushveld Igneous Complex. The Bushveld Igneous Complex is the largest known layered mafic intrusion in the world and is host to approximately 80% of the world’s platinum group element (PGE) mineral resources. The Sedibelo project consists of 5,000 hectares of ground and is one of the last undeveloped areas on the western limb.

Placer Dome has been conducting exploration activities on the property since June 2004. Three PGE bearing reefs, the UG2, Pseudo and Merensky Reefs subcrop on the property with northerly strike and easterly dip. Faulting has repeatedly brought the reefs to a near surface position in three areas of interest called the Western block, Central block and Eastern block.

Exploration activities have largely focused on the central portion of the property, where drilling has tested the reefs from outcrop to a depth of approximately 230 metres. Drilling to date has outlined an inferred mineral resource over a portion of the Central block amounting to 5.8 million ounces (100%) of 3PGE+Au (platinum, palladium, rhodium and gold) at a grade of 5.3 grams per tonne 3PGE+Au. Placer Dome’s share of the inferred mineral resource is approximately 2.9 million ounces. The mineral resource is based on 38 diamond drill holes, with an average spacing of 200 metres to a maximum depth of 230 metres, and is open down dip and along strike. This mineral resource includes all drilling completed from June 2004 to the end of 2004.

This central area of the property accounts for only a portion of the overall potential of the property. Limited drilling in other areas of the property indicates the presence of the PGE-bearing reefs, and exploration drilling is ongoing, targeting expansion of the Central block mineral resource both along strike and down dip. An existing prospecting shaft in the Central block is being re-commissioned and will provide access to the Merensky reef to assess the geologic continuity and degree of local faulting.

The inferred mineral resource of Sedibelo’s Central block is as follows:

Inferred Mineral Resource (Placer Dome’s share)(1) – Sedibelo June 30, 2005 (2)(3)(5)
Cut-off 3PGE+Au (g/t)	Tonnes (000s)	Grade 3PGE+Au (g/t)	Grade gold (g/t)	Grade platinum (g/t)	Grade palladium (g/t)	Grade rhodium(4) (g/t)	Contained ozs 3PGE+Au (000s)
1.5	17,070	5.30	0.18	3.16	1.57	0.39	2,909

1.

Assuming 50% ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under a shareholders’ agreement.

2.

This mineral resource estimate uses the CIM definition of “inferred mineral resource” and is based on information prepared by or under the supervision of Marc Jutras, Senior Geostatistician, Placer Dome Inc., who is a qualified person as defined in National Instrument 43-101 of the Canadian Securities Administrators. Mr. Jutras has verified the underlying data as appropriate in his professional opinion (including sampling, analytical and test data). Independent data verification has not been performed. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

3.

These mineral resource estimates were calculated using an average long-term basket price for 3PGEs+Au of $510 per ounce.

4.

Rhodium grade was calculated as a percentage of 2PGE+Au grade, based on 143 individual rhodium assays.

5.

Cautionary note: Investors are advised that while the term “inferred mineral resource” is recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize the term. Mineral resources are described as mineralized material in the U.S. reporting environment. Investors are cautioned not to assume that any or all part of mineral deposits in this category will ever be upgraded to a higher category or converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Development Projects

At Mine Developments

Placer Dome is investing approximately $125 million of its capital budget in 2005 to expand existing operations and develop new ore bodies. The focus areas of this work include:

  At the North Mara mine in Tanzania, development of the Gokona pit began in early 2005. Gokona is the second open pit on the North Mara property and contains significantly higher grades than the Stage 1 of Nyabirama pit previously mined. Production from Gokona began in June 2005 and will continue to ramp up to provide 100% of feed for the mill by the latter part of the fourth quarter. Deliveries of critical equipment are required in the second half of the year in order to meet the production schedule. Development costs are estimated at $40 million, $16 million of which has been spent to date.

  At the Porcupine mining operation in Ontario, gold production from the Pamour open pit mine began in June 2005. Pamour is expected to produce 1.6 million ounces of gold over the next 10 years (Placer Dome’s 51% share will be approximately 800,000 ounces). Placer Dome’s 51% share of the capital cost is estimated at $30 million, including deferred stripping costs.

  At the Kalgoorlie mining operation in Australia, development of the Raleigh underground mine continued in the first half of 2005. The underground mine will be an extension of the Raleigh open pit mine. Production is scheduled to begin in late 2005 and continue through 2011. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome’s share of the capital cost is estimated at $17 million, with the majority of this expenditure in 2005. Placer Dome’s share of production over the six-year mine life is expected to be approximately 250,000 ounces.

  At the La Coipa mine in Chile, a decision was made in the first half of 2005 to proceed with development of the Purén deposit, located eight kilometres from the existing operation. Purén is owned 65% by Mantos de Oro, in which Placer Dome has a 50% interest. Purén will add approximately two years to the mine life at La Coipa at a capital cost of $23 million (Placer Dome’s share will be $7 million). Pre-stripping is now under way and production is expected to begin in the second quarter of 2006.

  At the Granny Smith mine in Australia, work on the proposed Wallaby underground mine continued in the first half of 2005. A feasibility study currently under way is expected to be completed in the third quarter, with the primary goal of delineating the Zone 60/250 ore body and justifying its exploitation via an underground mining operation.

New Mine Developments

Placer Dome plans to invest $30 million in 2005 on feasibility and pre-feasibility study work to continue to advance five projects toward development decisions. These include one project at an existing mine site and four greenfield developments. Decisions will be made on three of these projects – Cortez Hills in Nevada; Pueblo Viejo in the Dominican Republic; and Cerro Casale in Chile – by the end of the year.

  The Cortez Hills project, on the 60% owned Cortez Joint Venture property, encompasses a high-grade open pit exploration discovery made in 2003, combined with an adjacent lower-grade deposit known as the Pediment deposit. During the second quarter, geotechnical efforts focused on collecting information to determine wall angles for the open pit. Condemnation drilling focused on proposed facility locations and included areas containing exploration targets. The program identified several areas of interest that warrant additional follow-up. Additional exploration work continued to assess possible extensions of the mineralization at depth and geotechnical investigations for access to these areas to allow further exploration from an underground decline. Final preparation of the feasibility study is now under way, combined with ongoing pre-development geo-technical, condemnation and exploration drilling.

  The Pueblo Viejo project contemplates the mining of a 15 million ounce refractory gold mineral resource from an historic mining area in the Dominican Republic. Placer Dome acquired 100% of the project through an agreement with the Dominican government in 2002. Work continued on the feasibility study in the first six months of 2005, with completion expected in the second half of the year.

  The Cerro Casale project contemplates mining a large gold-copper porphyry deposit in the Andean highlands in Chile. Cerro Casale is one of the world’s largest undeveloped gold and copper deposits. Placer Dome’s 51% share of measured and indicated mineral resources is estimated at 13 million ounces of gold and 3.3 billion pounds of copper. Work is under way to complete an updated feasibility study in the second half of 2005 and make a decision on development by the end of the year.

  The Donlin Creek project contemplates an open pit operation mining a large refractory gold deposit in southwest Alaska. Placer Dome owns 30% of the project and is earning an additional 40%. Placer Dome’s share of the project’s measured and indicated gold mineral resource and inferred gold mineral resource, assuming 70% ownership, is 7.8 million ounces and 10.0 million ounces, respectively.

The Donlin Creek joint venture work program for 2005 has three principal components: a 20,000-metre infill drill program, engineering and design studies, and preparation of baseline and environmental assessment data for submission of permitting documents. The first phase of the infill program has been completed with results largely as predicted by the existing mineral resource model.

Ongoing engineering studies include geotechnical and condemnation drilling, wind monitoring, and metallurgical test work. Initial results of exploration for calcium carbonate to the east of the proposed pit have been positive. Environmental baseline work for 2005 is commencing with additional habitat, fisheries and waste characterization studies. Baseline water quality studies are ongoing.

  At Mount Milligan in British Columbia, a pre-feasibility study is now under way. The objective of the study is to update the feasibility study completed in 1991 to reflect new technologies, improvements in operating efficiencies and cost assumptions. A new mineral resource model has been developed and metallurgical test work is optimizing the milling process.

Outlook

Placer Dome expects to produce approximately 3.6 million ounces of gold in 2005. As a result of escalating input costs for items such as fuel and labour, site specific operating issues and the processing of low-grade stockpile at North Mara due to delays in the development of the Gokona project, gold cash and total costs per ounce are now forecast at between $270 and $280 and $340 to $350, respectively, an increase from between $260 and $270 and $330 to $340, respectively. As a result of production issues in the first half of the year and an eight day strike in early July at Zaldívar, Placer Dome’s copper production guidance has been decreased to 380 million pounds from a range of 410 to 420 million pounds. Copper cash and total costs per pound guidance remain unchanged at $0.60 to $0.65 and $0.75 to $0.80 per pound, respectively.

Capital expenditures, excluding deferred stripping expenditures of $65 million, remain forecast at $260 million. Exploration expenditures are still forecast to be approximately $90 million in 2005.

In South Africa, the South Deep Western Areas Joint Venture has been engaged in biannual wage and benefit negotiations with the three unions representing the majority of mine employees through the South African Chamber of Mines. The unions recently declared a dispute, a procedural process required to invoke industrial action if an agreeable resolution cannot be reached within 30 days of declaring the dispute.

During the second quarter, the Chilean Congress passed a tax bill enacting a 5% tax on mine operating profits. The tax will take effect on January 1, 2006 and will apply immediately to the La Coipa mine, which has opted out of its DL600 tax stability clause, at a maximum rate of 5%. The Zaldívar mine continues to operate under its DL600 tax stability agreement, and the new mining tax will not apply unless Placer Dome elects to opt out of the DL600 tax stability clause. If Placer Dome elects to opt out of its DL600, the mining tax rate for Zaldívar would be lowered to 4%. The new mining tax will apply to the Cerro Casale project if a positive development decision is made. The final regulations relating to the new mining tax have yet to be issued and, as such, aside from knowing that tax rates will increase, Placer Dome cannot determine the exact impact of the change at this time.

On June 5, 2005 the Golden Sunlight mine experienced a slide on the west wall of stage 5B of its open pit. This resulted in the closure of the west side of the open pit. The main slide area has been stable since mid-June; however, the southern portion of the west wall continues to move at the rate of 25 to 50 millimetres per day. Site management is assessing the impact of the slide and mitigation measures, which will involve a step-in of the pit design on the west wall. Until movement ceases, the full impact on mineral reserves and production cannot be determined. Mining is continuing in Stage 5B in both the northeast and southeast portion of the pit and in Stage 2B.

AMS (A Mine Standard)

Placer Dome is in the third year of a five-year initiative to standardize core business processes at all of its operations and ensure they are consistent with global best practices. The program consists initially of a re-design of key business processes, including production, supply chain, asset management and maintenance, and business performance measurement, which are subsequently enabled by a common enterprise resource planning system (“ERP”). The fundamental premise behind ERP systems is the management of the company’s business processes and information in a single, integrated system. The overall objectives of the program are to improve effectiveness and efficiency, extract economies of scale, reduce costs, improve productivity and lead to better co-ordination and agility.

Concurrent with this initiative, Placer Dome is adopting a standard enterprise resource planning system that will be implemented on a phased approach at a number of its key assets. The system will support consistent financial, production and business decisions. The system went live at the Campbell mine in April 2005 and will be rolled out to U.S. and Australian mines in 2006.

Detailed Review of Financial Results

Earnings

Consolidated net earnings in accordance with U.S. GAAP for the first half of 2005 and three months ended June 30, 2005 were $24 million ($0.06 per share) and a loss of $7 million (($0.01) per share), respectively, compared with net earnings of $97 million ($0.23 per share) and $33 million ($0.08 per share) for the same periods in 2004.

The first six months of 2005 net earnings include the effect of the adoption of a new accounting policy relating to accounting for post closure termination obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $14 million. Upon completion of the strategic business plans for Placer Dome’s Australian operations in the second quarter of 2005, incorporating higher costs and production forecast updates, expected future taxable income in Australia has decreased. Pursuant to this, the valuation allowance relating to Australian deferred tax assets was increased by a non-cash charge to Income and resource tax provision of $15 million in the first six months and second quarter of the year. In the first six months and the second quarter of 2005, Placer Dome’s net earnings (loss) were impacted by unrealized non-hedge derivatives after-tax losses of $3 million (2004 – loss of $4 million and gain of $1 million, respectively).

The first six months and second quarter of 2004 net earnings included an after-tax non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on Placer Dome’s investment in Misima as that mine ceased commercial production during the second quarter of that year. The first six months of 2004 net earnings also included the effect of the adoption of a new accounting policy relating to accounting for deferred stripping activities. The cumulative effect of this change to January 1, 2004 was a non-cash increase in year to date after-tax earnings of $4 million.

Mine operating earnings for the first six months and second quarter of 2005 were $182 million and $78 million, respectively, decreases of 38% or $113 million and 43% or $59 million over the comparative 2004 periods due to lower contributions from both copper and gold.

Gold operating earnings decreased by 56% to $37 million in the second quarter of 2005 compared with $84 million in the second quarter of 2004. Gold sales revenue for the quarter was $347 million compared with $341 million in the prior-year period, an increase of 2% reflecting a $5 per ounce increase in the average realized price. The increase in the average realized sales price was due to a 9% increase in the average market price. Placer Dome’s realized price was $391 per ounce of gold versus a spot price of $427 per ounce as Placer Dome delivered into all hedge positions that matured in the quarter. Higher production at the Granny Smith and Turquoise Ridge mines and from the restart of the Golden Sunlight mine in 2005 was offset by lower production from the Cortez, Henty and Porgera mines and the cessation of production at Misima in the second quarter of 2004.

Placer Dome’s share of cash and total production costs per ounce for the second quarter of 2005 were $282 and $349, respectively, compared with $229 and $283 in the prior-year period. The increase in cash costs per ounce was due primarily to increased global energy prices ($11 per ounce), higher input commodity costs, the appreciation of the South African rand, the Canadian and

Australian dollars, the Papua New Guinean kina and the Chilean peso against the U.S. dollar (cumulatively $9 per ounce) and various mine site specific issues, partially offset by a positive $5 million contribution from Placer Dome’s currency hedging program.

Copper operating earnings of $46 million in the second quarter of 2005 were 19% lower than 2004. Copper sales revenue for the quarter was $112 million compared with $125 million in the 2004 period, reflecting a 25% decrease in sales volumes and a negative contribution of $17 million from Placer Dome’s copper hedging program (2004 - $10 million), partially offset by a 22% increase in the average spot price. Consolidated copper production in the second quarter of 2005 was 90.2 million pounds (40,900 tonnes), down 17% from the prior-year period due to lower production at Zaldívar. Placer Dome’s share of cash and total production costs per pound of copper for the quarter were $0.66 and $0.80, respectively, compared with $0.49 and $0.63, respectively, in the second quarter of 2004. The increase in unit production costs primarily reflects the lower production levels, higher input, energy and shipping costs and the appreciation of the Chilean peso and Australian dollar against the U.S. dollar.

Cash from Operations

Cash from operations was $121 million and $53 million in the first six months and second quarter of 2005, respectively, compared with $241 million and $107 million in the corresponding periods in 2004. Excluding the impact of non-cash working capital, cash from operations was $128 million and $29 million in the first half and second quarter of 2005, respectively, compared with $226 million and $89 million in the prior year periods. The decreases of 43% and 67%, respectively, primarily reflect a decrease in mine operating earnings, a current accrual for taxes payable in Chile in early 2006 and an increase in exploration spending, partially offset by an increase in investment and other business income.

Expenditures on property, plant and equipment in the first six months and second quarter of 2005 amounted to $133 million and $76 million, respectively, decreases of $16 million and $4 million from the comparative prior year periods. The expenditures for the six months included outlays of $25 million primarily for mobile equipment and development at Cortez, $19 million at North Mara primarily for pre-stripping of the Gokona pit and mobile equipment, $14 million at Porcupine for the Pamour pit and underground development at Hoyle Pond, $15 million for information technology development and implementation and $10 million at South Deep for underground development and infrastructure. In 2004, expenditures included $30 million for the main shaft and underground development at the South Deep mine, $18 million for underground development at Turquoise Ridge, $12 million for pre-stripping at Golden Sunlight, $11 million for the mill upgrade at North Mara and $11 million for processing enhancements and sustaining capital at Zaldívar.

Financing activities in the first six months and second quarter of 2005 included net debt additions of $16 million and $10 million, respectively, and increases in restricted cash balances of $21 million and $10 million, respectively. There were $22 million of dividend payments in the first half and second quarter of 2005, respectively (2004 - $21 million). Consolidated short-term and long-term debt balances at June 30, 2005, were $1,283 million, compared with $1,267 million at December 31, 2004.

On June 30, 2005, consolidated cash and cash equivalents and short-term investments amounted to $994 million, a decrease of $37 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $983 million was held by Placer Dome and its wholly owned subsidiaries. In addition to cash and short-term investments, Placer Dome had $143 million of restricted cash, primarily related to the North Mara demand loan, which requires cash to be placed on deposit with the lender in an amount equal to drawdowns. At June 30, 2005, Placer Dome also had $879 million of undrawn bank lines of credit available.

Forward Sales and Options

During the first half of 2005, Placer Dome reduced the maximum committed ounces under its precious metals sales program by 0.7 million ounces to 8.3 million ounces. Committed ounces were reduced during the period by delivering into forward sales contracts. This represents maximum committed ounces as a percentage of reserves at December 31, 2004 of just under 14% at an average expected realized price of approximately $397 per ounce for delivery over 12 years. Looking forward, Placer Dome expects to reduce its maximum committed ounces to 7.5 million by December 31, 2005 by delivering into maturing contracts. This would represent a cumulative decrease in maximum committed ounces of approximately 16% for the year. See note 7 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

On June 30, 2005, based on spot prices of $437.10 per ounce for gold, $7.10 per ounce for silver and an Australian to U.S. dollar (“AUD/USD”) exchange rate of 1.3144, the mark-to-market value of Placer Dome’s precious metal sales program was negative $673 million, a decrease of $102 million from the negative $775 million at December 31, 2004 (at the then spot prices of $438 per ounce of gold, $6.80 per ounce of silver and an AUD/USD exchange rate of 1.2814). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on June 30, 2005 under prevailing market conditions without allowance for market illiquidity.

The period-over-period change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$ million
Mark-to-market value at December 31, 2004	(775)
Cash value cost	48
Change in spot price ($437 / oz. versus $438 / oz.)	7
Accrued contango	65
Change in the AUD/USD exchange rate, volatility, interest rates and gold lease rates	(18)
Mark-to-market value at June 30, 2005	(673)
Provision included in Deferred Commodity and Currency Sales Contracts and Derivatives liability relating primarily to the value of the AurionGold and East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	158
Net unrealized mark-to-market value at June 30, 2005	(515)

The net unrealized mark-to-market value of negative $515 million reflects the income statement effect that Placer Dome could expect to incur had it closed out its contracts at June 30, 2005 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount is the mark-to-market balance of negative $673 million less the remaining amount of the deferred commodity derivative provision of $158 million recorded on Placer Dome’s balance sheet at June 30, 2005 primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The copper sales program mark-to-market value of forward and option contracts on June 30, 2005, was negative $14 million based on a spot copper price of $1.632 per pound (December 31, 2004 -

negative $38 million based on a spot copper price of $1.488 per pound). The currency derivative program’s mark-to-market on June 30, 2005 was positive $35 million based on an AUD/USD foreign exchange rate of 1.3144 and a Canadian to U.S. dollar foreign exchange rate of 1.2256 (December 31, 2004 - positive $51 million based on an AUD/USD foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of 1.2036), respectively.

Other Income Statement Items

Costs related to general and administrative, exploration, resource development, technology and other totalled $107 million and $58 million in the first six months and second quarter of 2005, respectively, $12 million and $8 million greater than in the prior year periods. The respective $8 million and $6 million increases in exploration were due to additional mine site exploration primarily in the Kalgoorlie region and precious metals exploration activity in South Africa. The increases in resource development, technology and other costs were primarily due to expenditures on the Donlin Creek project.

Pre-tax non-hedge derivative losses in the first half and second quarter of 2005 were $8 million and $7 million, respectively (2004 - $14 million and $7 million). Included in these amounts are net unrealized non-cash losses of $4 million for the first six months and second quarter of 2005 (2004 – loss of $2 million and gain of $4 million, respectively).

Investment and other business income in the first six months and second quarter of 2005 were $35 million and $13 million, respectively, compared with expenses of $25 million and $27 million in the comparative prior-year periods. The 2005 balance includes insurance recoveries of $6 million in the first quarter and an increase in interest income of $12 million in the first half and $6 million in the second quarter due to higher cash balances. The 2004 expenses were due to an after-tax non-cash charge of $34 million relating to the cumulative foreign exchange translation loss on Placer Dome’s investment in Misima, which ceased commercial production during the second quarter of that year.

Interest and financing expenses were $46 million and $23 million in the first half and second quarter of 2004, respectively, compared with $37 million and $18 million in the comparative prior-year periods. The increases relate to higher average debt levels in the 2005 periods.

Upon completion of the strategic business plans for Placer Dome’s Australian operations in the second quarter of 2005, incorporating higher costs and production forecast updates, expected future taxable income in Australia has decreased. Pursuant to this, the valuation allowance relating to Australian deferred tax assets was increased by a non-cash charge to earnings in the quarter of $15 million. At June 30, 2005, Placer Dome has a deferred tax asset of $128 million for tax benefits relating to its Australian operations against which a valuation allowance of $67 million has been recorded.

On April 21, 2005 the Supreme Court of Canada granted leave for the Ontario Ministry of Finance to appeal a decision by the Ontario Court of Appeal which reversed a reassessment of a subsidiary of the Corporation for Ontario mining taxes. Management is of the view that Placer Dome will ultimately prevail, accordingly, Placer Dome has not recorded a liability for this contingency. In the second quarter of 2005, Placer Dome was reassessed with respect to the same issue for the 2000 and 2001 taxation years. The 2000 and 2001 reassessments totaling $22 million were paid in July 2005, and based on the above ruling, there was no income statement impact as a receivable was set up for the same amount. See note 8(c) to the unaudited interim consolidated financial statements for more details. The $34 million charge in the second quarter of 2004 relating to the Misima cumulative foreign exchange loss was not deductible for tax purposes.

The first quarter and first half of 2005 net earnings (loss) include the effect of a change in accounting policy with respect to termination obligations, whereby the liability accrued represents the obligation to date for all employees at mine sites (see note 2 to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis of $21 million and $14 million ($0.03 per share), respectively.

The first quarter and first half of 2004 net earnings included the effect of a change in accounting policy with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share). During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome ceased amortization of the excess of the carrying over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment (see note 2 to the unaudited interim consolidated financial statements for more details). If this change had been adopted January 1, 2004, it would have increased Placer Dome’s earnings on a pre and after tax basis for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

Share Capital

As at July 22, 2005, Placer Dome had 436,584,049 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding, none of which were in a position to be converted on July 22, 2005. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at July 22, 2005, Placer Dome had 14,325,640 share options outstanding under its stock-based incentive plans. If all of these options were exercised on that date, the Corporation would have to issue 14,325,640 common shares.

Recent Accounting Pronouncements

On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.

Placer Dome currently capitalizes stripping costs incurred during the production phase of a mine to the deferred stripping account. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. At June 30, 2005, Placer Dome’s deferred stripping amount on its unaudited interim consolidated balance sheet was $205 million. In addition to this, smaller deferred stripping balances were present in various product inventory accounts such as metal in circuit and ore stockpiles.

Placer Dome is currently evaluating the impact of this consensus which it will adopt effective January 1, 2006 retroactively with a charge to opening retained earnings and restatement of the results for the years ended December 31, 2004 and 2005 to eliminate the impact of deferred stripping and related inventory and tax balances.

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. Placer Dome plans to adopt SFAS 123(R) effective January 1, 2006.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109. The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.

The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted). The comment period ends September 12, 2005. Placer Dome does not expect the proposed Interpretation to have a material impact on its results.

  Review of Mining Operations

PRODUCTION AND OPERATING SUMMARY
			For the six months ended June 30								Estimated annual 2005/Actual 2004

Mine	Placer			Placer Dome's share
	Dome's share		Mine	Millfeed			Production		Cost per unit (2)		Production	Cost per unit (2)(12)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)		(ozs,	($/oz, $/lb)
	production)		earnings(1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total
GOLD
Canada
Campbell	100%	2005	$ 9	223	16.5	96.2	116,629	+22%	286	350	210,000	285	365
		2004	$ 6	215	14.5	95.7	95,910		266	340	209,045	276	344
Musselwhite	68%	2005	3	487	5.8	95.4	87,293	+10%	306	388	170,000	300	375
		2004	4	496	5.2	95.5	79,191		263	341	163,386	269	345
Porcupine	51%	2005	12	1,106	3.1	93.1	108,624	-1%	241	301	190,000	255	335
		2004	12	1,010	3.7	91.8	109,381		225	294	201,710	236	310
United States
Bald Mountain(3)	100%	2005	(1)	2,179	0.8	*	25,756	+1%	410	449	90,000	330	380
		2004	2	580	0.7	*	25,401		277	308	46,685	349	379
Cortez (3),(4)	60%	2005	59	9,472	1.2	*	296,703	-13%	181	219	515,000	185	225
		2004	66	10,862	1.3	*	342,548		152	188	630,801	162	201
Golden Sunlight (5)	100%	2005	(4)	1,135	1.5	76.9	34,517	n/a	381	556	85,000	345	470
		2004	1	-	-	-	2,419		-	-	2,419	-	-
Turquoise Ridge(6)	75%	2005	(2)	176	14.0	91.0	73,248	+2%	339	377	150,000	315	360
	100%	2004	4	173	13.9	93.4	72,099		286	293	126,921	343	352
Australia
Granny Smith	100%	2005	(10)	1,987	3.0	91.8	170,552	+82%	357	480	350,000	310	430
		2004	(5)	2,155	1.5	88.5	93,703		361	444	267,267	354	440
Henty	100%	2005	7	150	14.8	95.7	67,211	-19%	203	318	120,000	230	355
		2004	12	144	18.5	96.7	83,003		152	255	143,064	170	283
Kalgoorlie (7)	100%	2005	(9)	2,242	3.1	93.1	220,563	-12%	382	464	515,000	330	420
		2004	15	2,497	3.3	93.5	250,813		290	355	499,844	297	370
Osborne (8)	100%	2005	*	869	0.8	83.7	19,636	-8%	*	*	40,000	*	*
		2004	*	780	1.0	83.4	21,294		*	*	41,630	*	*
Papua New Guinea
Misima (9)	80%	2004	6	1,850	0.8	87.5	39,094		275	281	40,522	275	281
Porgera	75%	2005	58	2,228	5.2	90.9	348,053	-8%	228	261	600,000	265	305
		2004	59	2,419	5.7	87.1	380,135		193	226	764,809	192	228
Chile
La Coipa (10)	50%	2005	9	1,645	1.0	80.7	41,245	-16%	273	340	100,000	270	350
		2004	8	1,595	1.2	82.4	49,060		235	310	90,932	231	300
South Africa
South Deep	50%	2005	(7)	527	6.1	97.1	102,024	+5%	424	493	215,000	370	435
		2004	(6)	524	5.9	97.3	97,298		412	455	214,293	394	437
Tanzania
North Mara	100%	2005	7	1,448	2.8	90.0	115,264	+21%	309	381	245,000	310	400
		2004	12	1,026	3.2	92.9	95,596		226	281	208,484	230	289
Metal hedging loss		2005	(39)
		2004	(16)
Currency hedging gain		2005	10						(6)	(6)
		2004	7						(4)	(4)
TOTAL GOLD		2005	$ 93				1,827,318	-1%	278	345	3,600,000	270-280	340-350
		2004	$ 179				1,836,945		230	284	3,651,812	240	298
COPPER
Osborne (8)	100%	2005	7	869	2.2	93.3	39,803	-13%	0.94	1.09	80,000	0.91	1.04
		2004	20	780	2.8	95.6	45,960		0.62	0.73	87,404	0.69	0.84
Zaldívar (3)	100%	2005	127	8,384	0.8	*	140,982	-18%	0.58	0.71	300,000	0.55	0.68
		2004	122	9,253	1.2	*	172,101		0.48	0.62	325,406	0.51	0.66
Metal hedging loss		2005	(36)
		2004	(18)
TOTAL COPPER		2005	$ 98				180,785	-17%	0.65	0.79	380,000	0.60-0.65	0.75-0.80
		2004	$ 124				218,061		0.51	0.65	412,810	0.55	0.70
Other (11)		2005	(9)
		2004	(8)
CONSOLIDATED MINE		2005	$ 182
OPERATING EARNINGS (1)		2004	$ 295

PRODUCTION AND OPERATING SUMMARY
			For the second quarter
	Placer			Placer Dome's share
	Dome's share		Mine	Millfeed			Production		Cost per unit (2)
Mine	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)
	production)		earnings (1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total
GOLD
Canada
Campbell	100%	2005	$ 6	105	17.6	96.6	57,250	+9%	273	328
		2004	$ 5	117	14.6	95.8	52,704		242	310
Musselwhite	68%	2005	1	245	5.6	95.3	41,364	-1%	319	399
		2004	2	248	5.4	96.4	41,778		240	316
Porcupine	51%	2005	6	558	3.1	94.1	53,575	-3%	231	287
		2004	6	508	3.7	92.0	55,397		207	276
United States
Bald Mountain(3)	100%	2005	-	1,819	0.7	*	13,705	+10%	400	439
		2004	-	364	0.3	*	12,489		345	387
Cortez (3),(4)	60%	2005	31	4,140	1.3	*	164,458	-5%	188	226
		2004	35	4,788	1.4	*	173,041		154	186
Golden Sunlight (5)	100%	2005	(3)	606	-	-	22,740	n/a	365	582
		2004	-	-	-	-	200		-	-
Turquoise Ridge (6)	75%	2005	-	85	15.0	91.0	38,359	+30%	319	359
		2004	-	67	12.8	92.6	29,605		323	330
Australia
Granny Smith	100%	2005	(3)	1,013	2.7	91.4	76,277	+74%	338	460
		2004	(1)	1,114	1.3	87.8	43,891		349	425
Henty	100%	2005	3	76	13.0	95.1	31,894	-38%	221	350
		2004	9	71	23.3	97.4	51,425		124	226
Kalgoorlie (7)	100%	2005	(3)	1,104	3.1	93.2	109,781	-4%	380	454
		2004	3	1,230	3.2	93.3	114,870		302	377
Osborne (8)	100%	2005	*	482	0.9	82.9	12,126	+6%	*	*
		2004	*	405	1.0	84.0	11,431		*	*
Papua New Guinea
Misima (9)	80%	2004	3	714	1.0	87.7	16,854		247	252
Porgera	75%	2005	25	1,116	5.0	90.5	166,534	-11%	244	278
		2004	23	1,223	5.2	86.0	186,898		206	239
Chile
La Coipa (10)	50%	2005	3	793	1.0	79.5	19,325	-3%	290	359
		2004	3	798	1.0	82.4	19,943		254	326
South Africa
South Deep	50%	2005	(1)	266	6.7	97.1	56,557	+10%	381	448
		2004	(3)	266	6.1	97.3	51,441		399	440
Tanzania
North Mara	100%	2005	1	756	2.5	88.6	52,238	+13%	383	456
		2004	6	527	3.1	92.4	46,176		206	260
Metal hedging loss		2005	(31)
		2004	(6)
Currency hedging gain		2005	5						(6)	(6)
		2004	2						(2)	(2)
TOTAL GOLD		2005	$ 37				916,183	+1%	282	349
		2004	$ 84				908,143		229	283
COPPER
Osborne (8)	100%	2005	4	482	2.4	92.8	23,547	+2%	0.83	0.98
		2004	10	405	2.7	94.8	22,977		0.59	0.71
Zaldivar (3)	100%	2005	59	4,238	0.8	*	66,652	-23%	0.61	0.74
		2004	57	4,709	1.1	*	86,251		0.47	0.61
Metal hedging loss		2005	(17)
		2004	(10)
TOTAL COPPER		2005	$ 46				90,199	-17%	0.66	0.80
		2004	$ 57				109,228		0.49	0.63
Other (11)		2005	(5)
		2004	(4)
CONSOLIDATED MINE		2005	$ 78
OPERATING EARNINGS (1)		2004	$ 137

Notes to the Production and Operating Summary Tables:

(1)

Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. “Consolidated operating earnings”, (and the related sub-totals), in accordance with U.S. generally accepted accounting principles, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars.

(2)

Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	For the period ended June 30
	Second Quarter		Six Months
	2005 $/oz	2004 $/oz	2005 $/oz	2004 $/oz
Direct mining expenses	294	236	284	227
Stripping and mine development adjustment	(29)	(24)	(23)	(15)
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(1)	(1)	(1)	(1)
Cash operating costs per ounce	265	212	261	212
Royalties	16	15	16	15
Production taxes	1	2	1	3
Total cash costs per ounce	282	229	278	230
Depreciation	36	33	36	33
Depletion and amortization	22	17	23	17
Reclamation and mine closure	9	4	8	4
Total production costs per ounce	349	283	345	284

(3)

Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(4)

The Cortez mine processes material by way of carbon-in-leach (“CIL”) and heap leaching.

	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production (ozs)
Carbon in leach
For the six months ended June 30
2005	1,014	5.1	88.1	146,448
2004	924	6.3	88.9	165,728
For the second quarter of
2005	520	5.5	88.4	82,067
2004	455	6.4	88.9	83,655
Heap leach
For the six months ended June 30
2005	8,390	0.6	Note 3	136,705
2004	9,814	0.8	Note 3	156,089
For the second quarter of
2005	3,577	0.6	Note 3	74,397
2004	4,267	0.8	Note 3	77,965
Sale of carbonaceous ore
For the six months ended June 30
2005	68	6.8	87.9	13,550
2004	124	6.1	85.7	20,731
For the second quarter of
2005	43	6.5	88.2	7,994
2004	66	6.2	86.1	11,421
Total
For the six months ended June 30
2005	9,472	1.2	Note 3	296,703
2004	10,862	1.3	Note 3	342,548
For the second quarter of
2005	4,140	1.3	Note 3	164,458
2004	4,788	1.4	Note 3	173,041

(5)

Production from Golden Sunlight was suspended in December 2003 and recommenced when ore was delivered to the mill from Stage 2B in January 2005.

(6)

Production from Turquoise Ridge relates to third party ore sales. The mine’s cash and total cost per ounce do not include the cost of processing the ore and are not included in Placer Dome’s cash and total cost per ounce balances.

(7)

The management of Placer Dome’s Kalgoorlie West and Kanowna Belle operations have been realigned with all operations under one general manager and all regional development responsibilities including exploration, project development and joint venture and third party relationships under a separate general manager. As a result of this management change, commencing in the second quarter, the reporting for Kalgoorlie West and Kanowna Belle is consolidated in a single Kalgoorlie operation. Production and operating summary information for the first six months and second quarter of 2004 has been reclassified to reflect this change.

(8)

Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)

Silver is a by-product at the Misima mine. For the six and three months ended June 30, 2004, Misima produced 195,000 and 78,000 ounces of silver, respectively. Mining was completed at Misima in May 2001, but processing of stockpiled ore continued until May 2004.

(10)

Gold and silver are accounted for as co-products at La Coipa. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 64,273 and 30,303 ounces, respectively for the six and three month periods ended June 30, 2005 and 72,871 and 32,321 ounces, respectively, for the comparative prior year periods. At La Coipa, production for silver was 1.4 million and 0.7 million ounces for the six and three months ended June 30, 2005, respectively, and 1.5 million and 0.8 million ounces for the comparative prior year periods.

(11)

Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities for the tax effect of such differences. Other mine operating earnings includes a charge of $7 million in the six months ended June 30, 2005 (2004 - $5 million) related to the amortization of the property, plant and equipment allocation. The amortization of these amounts includes $1 million (2004 – nil) for Kalgoorlie, $3 million (2004 - $2 million) for Porgera, $2 million (2004 - $2 million) for North Mara and $1 million (2004 – $1 million) for Henty.

(12)

Estimated 2005 annual unit costs for the Canadian, Australian, Papua New Guinean, Chilean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.2048, 1.2821, 3.00, 600, and 6.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At June 30, 2005 these exchange rates were 1.2256, 1.3094, 3.08, 579, and 6.68 to 1, respectively.

Review of Mining Operations

Canada

On average, the Canadian dollar appreciated 9% against the U.S. dollar in the second quarter of 2005 compared to the second quarter of 2004.

Production at the Campbell mine for the three months ended June 30, 2005 increased by 9% over the prior-year period. The increase was the result of higher grades from cut and fill stopes. Cash costs per ounce were 13% higher than the prior-year period due to the appreciation of the Canadian dollar, increased development activity, higher maintenance expenses and costs related to the implementation of the SAP enterprise resource planning system which went live in April of 2005. These were partially offset by the increase in production. Cash costs during the second quarter were 10% below those of the first quarter of 2005. The positive production experience has caused the mine to increase its forecast production for 2005 by 10,000 ounces to 210,000 ounces with no change in cash and total costs per ounce.

At the Musselwhite mine, Placer Dome’s share of production for the second quarter was similar to the prior year period. Cash costs per ounce were 33% higher than the prior-year period due to increased short-term development activities and other operating costs and the appreciation of the Canadian dollar. Cash costs were 9% above those of the first quarter of 2005, primarily due to 10% lower production and are expected to decline over the remainder of 2005 due primarily to a reduction in development costs. Higher production and cost experience in the first half of the year has caused the mine to increase its forecast for Placer Dome’s share of production for 2005 by 5,000 ounces to 170,000 ounces and increase its cash and total costs per ounce forecast to $300 and $375 from $275 and $355.

Placer Dome’s share of production in the second quarter for the Porcupine Joint Venture was approximately the same as the prior-year period as higher throughput due to the mill expansion completed in the fourth quarter of 2004 was offset by lower grades resulting from the closure of the Dome underground mine in May of 2004. Cash costs per ounce were 12% higher than the second quarter of 2004 primarily due to the continued appreciation of the Canadian dollar, but were 8% below those of the first quarter of 2005. Overburden removal at the Pamour pit continued with ore being mined and stockpiled late in the second quarter. Production from the Pamour pit will replace that from the Dome open pit which is expected to close in the third quarter. Positive production experience in the first half of the year has caused the mine to increase its forecast for Placer Dome’s share of production for 2005 by 5,000 ounces to 190,000 ounces with no change in cash and total costs per ounce.

United States

Placer Dome’s share of production from the Cortez mine in the second quarter of 2005 decreased by 5% compared with the 2004 period. This was due primarily to planned lower grades in the CIL process and planned lower production from the heap leach operations due to a lower cut-off grade and decreased tonnes placed on the leach pads as a result of longer haul cycles caused by the location of mining in the open pit. Cash costs per ounce were 22% higher than in the prior-year period, due to lower production and higher mining costs, including fuel and tires. Production was 24% higher than the first quarter of 2005 due to higher grades in the CIL process and higher heap leach production. Cash costs per ounce were 9% higher than in the first quarter of the year as higher royalty payments, fuel costs and more production from relatively higher cost heap leach material more than offset the overall increased production.

Placer Dome’s share of production from Turquoise Ridge in the second quarter of 2005 was 30% higher than the prior-year period due to increased tonnes mined from the Getchell underground and ramped up production from the Turquoise Ridge mine. Production during the quarter was negatively impacted by an electrical fire in May, but was still 10% greater than in the first quarter of 2005. Cash costs per ounce, excluding the cost of processing, were slightly lower than the prior-year period as the increased production more than offset increased input prices and increased production from the relatively higher cost Getchell underground. Production was 10% greater than in the first quarter due to higher grades and cash costs per ounce were 12% lower in the second quarter. Cost experience in the first half, partially offset by the anticipated production increases from first half levels, has resulted in cash and total costs per ounce forecasts for 2005 increasing to $315 and $360 per ounce from $310 and $350 per ounce, respectively.

Australia and Papua New Guinea

On average, the Australian dollar and the Papua New Guinean kina appreciated 8% and 4%, respectively, against the U.S. dollar for the second quarter of 2005 compared to the second quarter of 2004.

At the Porgera mine, Placer Dome’s share of production in the second quarter of 2005 was 11% below the prior-year period levels and 8% below that of the first quarter of 2005. Production decreased due to the continued impact on the mining schedule from erosion and slides on the west wall of the open pit which prevented access to higher-grade stage 5 ore and impacted mining rates. Cash costs per ounce were 19% higher than the second quarter of 2004, primarily due to the decrease in production, the appreciation of the Papua New Guinean kina and Australian dollar and higher fuel prices. Lower production and higher fuel prices caused cash costs in the second quarter of 2005 to be 15% higher than in the first quarter.

Heavy rainfall conditions continued in the second quarter and erosional failures of the west wall are still being experienced. Temporary measures to divert surface and sub-surface water away from these areas are meeting with some success. Studies to determine a long term solution to these failures now indicate that a cutback of near surface material in the central part of the west wall will be required to reduce the load on this area. Subject to final design and approvals, the work is expected to be completed by the end of 2006 with Placer Dome's share of the cost of remediation forecast to be approximately $35 million. These measures are expected to have no impact on reserves.

The Porgera mine continues to experience incursions into the operating areas from illegal miners. The mine continues to adopt strategies to limit these events and is working with the local community, community leaders and government officials to develop longer term solutions. More recently, the mine has been working with the PNG Government to establish a multi-stakeholder committee to seek solutions to the illegal miner situation.

At the Granny Smith mine, production for the second quarter was 74% above that of the prior year period. This was primarily due to the processing of higher grade Wallaby pit ore in 2005 versus substantial quantities of lower grade stockpiled ore in the second quarter of 2004. Cash costs per ounce were 3% lower than the comparative prior-year period as the impact of the increased production was offset by higher fuel prices, maintenance costs, stripping costs and underground trial mining costs. Production during the second quarter of 2005 was 19% lower than the first quarter of the year due to lower grades. Despite the decrease in production, cash costs per ounce were 9% lower than in the first quarter due to ongoing cost reduction efforts, including a reduction in rental equipment and staffing levels. Continued cost savings, including a 15% staff reduction, 60% implemented by the end of the second quarter, and an expected decrease in stripping activity in the second half have combined to result in no change in previously forecast cash and total costs per ounce. During the quarter work continued on the Wallaby underground with a feasibility study expected to be completed in the third quarter of 2005.

Production from the Henty mine in the second quarter was 38% below that of the prior-year period due to planned lower grades. Cash costs per ounce were $221 or 78% higher than the prior period due to the lower gold production, higher maintenance and input costs and the appreciation of the Australian dollar. Higher year to date production and cost experience has caused the mine to increase its forecast of production for 2005 by 10,000 ounces to 120,000 ounces and its cash and total costs per ounce forecast has been increased to $230 and $355 from $210 and $335.

The management of Placer Dome’s Kalgoorlie West and Kanowna Belle operations have been realigned with all operations under one mine general manager and all regional development responsibilities including exploration, project development and joint venture and third party relationships under a separate general manager. As a result of this management change, commencing in the second quarter, the reporting for Kalgoorlie West and Kanowna Belle has been consolidated into a single Kalgoorlie operation. Results for the first six months and second quarter of 2004 have been reclassified to reflect this change.

Production from the Kalgoorlie operations during the second quarter was 4% lower than the prior-year period primarily due to lower throughput caused by the hardness of the Red Hill mine ore and a mill maintenance shutdown at the Kanowna Belle plant. Cash costs per ounce in the quarter increased by 26% compared to the prior-year period due to stripping costs for several small open pit mines which will be mined later in 2005, higher input costs and the lower production levels. Cash costs per ounce were marginally below those of the first quarter of 2005 and are expected to continue to decrease with higher production in the second half of the year and cost savings initiatives aimed at labour, power and other site costs. Despite these anticipated improvements, due to escalating input costs, the cash and total costs per ounce forecast for 2005 has been increased to $330 and $420 from $315 and $400.

At the Osborne mine, copper and gold production in the second quarter of 2005 increased 2% and 6%, respectively, from the prior-year period due to higher throughput, partially offset by lower grades. Cash costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were 41% above prior period levels due to higher fuel costs and smelting charges, production from lower grade areas and the appreciation of the Australian dollar. Cash costs per pound of copper in the second quarter of 2005 were 25% lower than the first quarter due to higher production levels. In June, 30% of the mine’s workforce was retrenched as part of site-wide cost reduction efforts.

South Africa and Tanzania

At the South Deep mine, Placer Dome’s share of production for the second quarter of 2005 was 10% more than the prior-year comparative period due to higher grades as a result of the processing of more underground ore and less low-grade stockpile. Production was 24% higher than in the first quarter which was negatively impacted by a number of infrastructure related problems which have been resolved. Unit cash costs decreased by 5% from the prior-year period as increased production more than offset a 3% appreciation in the rand relative to the U.S. dollar. Relative to the first quarter of 2005, unit cash costs decreased 20% due to the increase in production.

Western Areas Limited (“WAL”), a 50% joint venture participant in the South Deep mine, has not fully contributed its 50% share of cash calls to the joint venture as required by the governing joint venture agreement (the “Agreement”). As of July 27, 2005, WAL had outstanding cash call obligations to the joint venture in the aggregate amount of approximately $13 million. Placer Dome is considering steps necessary to enforce its remedies under the Agreement through the arbitration process or as otherwise permitted by the Agreement. These remedies include effecting the cash call sale provisions which require the joint venture to arrange the sale of WAL’s share of gold production to satisfy WAL’s funding shortfall. Placer Dome is closely monitoring the funding situation and continues to dialogue with WAL and the management of the joint venture.

Production from the North Mara mine during the second quarter was 13% greater than in the prior-year period due to increased throughput as a result of the mill expansion completed in the fourth quarter of 2004. This was partially offset by lower grades due to the processing of stockpiled ore in the second quarter during the development of the Gokona pit. Cash costs per ounce were 86% higher than in the second quarter of 2004 due to the processing of low grade ore, increased maintenance costs and other increased input costs. Processing of lower grade stockpile ore in the second quarter of 2005 resulted in production being 17% less than in the first quarter, this, combined with higher maintenance and input costs caused cash costs per ounce to be 55% higher. Development of the Gokona pit continued in the second quarter including the mining of limited quantities of ore. It is anticipated that Gokona will provide 100% of the feed for the mill by late in the year, prior to that time, stockpiled ore will be used to supplement ore from the mine. Delays in delivery of mining equipment for the development of the Gokona pit have caused the mine to decrease its forecast for production for 2005 by 45,000 ounces to 245,000 ounces and increase its cash and total costs per ounce forecast to $310 and $400 from $230 and $320.

Chile

At the Zaldívar mine, copper production for the second quarter of 2005 was 66.7 million pounds, a decrease of 23% from the prior year period due to mining in a lower grade section of the pit, a pit wall failure which delayed access to a higher grade portion of Stage 3 for several weeks, and operational problems in the ore conveying and stacking systems resulting in less tonnes being placed on the leach pad. Cash costs per pound during the period were $0.61, an increase of 30% from the prior-year period due to lower production, an 8% appreciation in the Chilean peso relative to the U.S. dollar and higher fuel, tire and acid costs. Production in the second quarter of 2005 was 10% less than in the first quarter, with a commensurate increase in cash costs due to the operational problems which were resolved by the end of the quarter. Negative production experience to date and the strike at the site which ended on July 11th has caused the mine to decrease its forecast for production for 2005 by 32 million pounds to 300 million pounds with no change in cash and total costs per pound.

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Placer Dome believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Unit Costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of sales and Depreciation and depletion income statement lines is included below:

	For the six months ended June 30
	2005				2004
	Gold		Copper		Gold		Copper
( in millions of dollars except production and unit costs)(i)	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation
Reported	636	133	-	-	557	123	-	-
Copper	(122)	(23)	122	23	(125)	(31)	125	31
Corporate (ii)	-	(9)	-	-	(2)	(8)	-	-
Related to metals produced	514	101	122	23	430	84	125	31
Add La Coipa	18	5	-	-	17	5	-	-
Deduct minority interest	-	-	-	-	(3)	-	-	-
By-product	(2)	-	(7)	-	(3)	-	(9)	-
Reclamation	(15)	15	(2)	2	(7)	7	(1)	1
Ore sales costs	(28)	-	-	-	(24)	-	-	-
Inventories	3	-	-	-	1	(2)	(9)	(2)
Other (iii)	(5)	(4)	5	-	(10)	-	5	1
	485	117	118	25	401	94	111	31
Production reported (i)	1,827	1,827	181	181	1,837	1,837	218	218
Osborne gold ozs	(20)	(20)	-	-	(21)	(21)	-	-
Ore sales ozs	(87)	(87)	-	-	(93)	(93)	-	-
Golden Sunlight ozs	-	-	-	-	(2)	(2)	-	-
La Coipa au equivalents ozs	23	23	-	-	24	24	-	-
Production base for calculation	1,743	1,743	181	181	1,745	1,745	218	218
Unit costs (i)	278	67	0.65	0.14	230	54	0.51	0.14

	For the three months ended June 30
	2005				2004
	Gold		Copper		Gold		Copper
( in millions of dollars except production and unit costs)(i)	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation
Reported	317	65	-	-	270	60	-	-
Copper	(58)	(11)	58	11	(59)	(14)	59	14
Corporate (ii)	(1)	(5)	-	-	(1)	(4)	-	-
Related to metals produced	258	49	58	11	210	42	59	14
Add La Coipa	9	2	-	-	9	2	-	-
Deduct minority interest	-	-	-	-	(1)	-	-	-
By-product	(1)	-	(4)	-	(1)		(4)	-
Reclamation	(9)	9	(1)	1	(3)	3	(1)	1
Ore sales costs	(15)	-	-	-	(11)	-	-	-
Inventories	2	(3)	3	(2)	5	-	(1)	-
Other (iii)	1	1	3	3	(9)	-	1	-
	245	58	59	13	199	47	54	15
Production reported (i)	916	916	90	90	908	908	109	109
Osborne gold ozs	(12)	(12)	-	-	(11)	(11)	-	-
Ore sales ozs	(46)	(46)	-	-	(41)	(41)	-	-
Golden Sunlight ozs	-	-	-	-	-	-	-	-
La Coipa au equivalents ozs	11	11	-	-	12	12	-	-
Production base for calculation	869	869	90	90	868	868	109	109
Unit costs (i)	282	67	0.66	0.14	229	54	0.49	0.14

(i)

Gold production is in thousands of ounces and unit costs for gold are in $/oz. Copper production is in millions of pounds, and unit costs for copper are in $/lb.

(ii)

Corporate depreciation includes the amortization of the tax gross ups (see note 3(b)(iv) to the interim unaudited consolidated financial statements).

(iii)

Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

(unaudited)

	June 30
	Second Quarter		Six Months
	2005 $	2004 $	2005 $	2004 $
Sales (note 3)	460	467	951	975
Cost of sales	317	270	636	557
Depreciation and depletion	65	60	133	123
Mine operating earnings (note 3(b))	78	137	182	295
General and administrative	15	16	32	31
Exploration	23	17	41	33
Resource development, technology and other	20	17	34	31
Operating earnings	20	87	75	200
Non-hedge derivative loss	(7)	(7)	(8)	(14)
Investment and other business income (loss)	13	(27)	35	(25)
Interest and financing expense	(23)	(18)	(46)	(37)
Earnings before taxes and other items	3	35	56	124
Income and resource tax provision (note 4)	(12)	(3)	(25)	(35)
Equity in earnings of associates	1	2	6	5
Minority interests	1	(1)	1	(1)
Net earnings (loss) before the cumulative effect of changes in accounting policies	(7)	33	38	93
Changes in accounting policies (note 2)	-	-	(14)	4
Net earnings (loss)	(7)	33	24	97
Comprehensive income (loss)	(2)	69	35	105
Per common share
Net earnings (loss) (and diluted net earnings (loss)) before the cumulative effect of changes in accounting policies	(0.01)	0.08	0.09	0.22
Net earnings (loss)	(0.01)	0.08	0.06	0.23
Diluted net earnings (loss)	(0.01)	0.08	0.06	0.23
Dividends	-	-	0.05	0.05
Weighted average number of common shares (millions)
Basic	436.5	413.2	436.5	412.6
Diluted	436.5	427.9	438.6	427.3

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of U.S dollars, U.S. GAAP)

(unaudited)

	June 30
	Second Quarter		Six Months
	2005 $	2004 $	2005 $	2004 $
Operating activities
Net earnings (loss)	(7)	33	24	97
Add (deduct) non-cash items
Depreciation and depletion	65	60	133	123
Deferred stripping adjustment	(24)	(14)	(34)	(23)
Cumulative translation adjustment	-	34	-	34
Unrealized gain (loss) on derivatives	4	(3)	4	2
Deferred reclamation	8	(2)	13	1
Deferred income and resource taxes	(14)	(14)	(18)	(4)
Changes in accounting policies (note 2)	-	-	14	(4)
Other items, net	(3)	(5)	(8)	-
Cash from operations before change in non-cash working capital	29	89	128	226
Change in non-cash operating working capital	24	18	(7)	15
Cash from operations	53	107	121	241
Investing activities
Property, plant and equipment	(76)	(80)	(133)	(149)
Short-term investments	(2)	(3)	(3)	(4)
Other, net	2	-	1	3
	(76)	(83)	(135)	(150)
Financing activities
Short-term debt	10	5	17	5
Restricted cash	(10)	-	(21)	-
Long-term debt and capital leases
Borrowings	-	-	-	5
Repayments	-	(3)	(1)	(7)
Common shares issued	-	5	1	20
Dividends paid on
common shares	(22)	(21)	(22)	(21)
	(22)	(14)	(26)	2
Increase (decrease) in cash and cash equivalents	(45)	10	(40)	93
Cash and cash equivalents
Beginning of period	1,022	665	1,017	582
End of period	977	675	977	675

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS

(millions of United States dollars, U.S. GAAP)

(unaudited)

ASSETS

	June 30 2005 $	December 31 2004 $
Current assets
Cash and cash equivalents	977	1,017
Short-term investments	17	14
Restricted cash	143	122
Accounts receivable	126	138
Income and resource tax assets	94	97
Inventories (note 5)	249	248
	1,606	1,636
Investments	58	50
Other assets (note 6)	180	173
Deferred commodity and currency sales contracts and derivatives	38	54
Income and resource tax assets (note 4)	458	400
Deferred stripping	205	170
Goodwill	454	454
Property, plant and equipment
Cost	4,920	4,791
Accumulated depreciation and amortization	(2,317)	(2,184)
	2,603	2,607
	5,602	5,544

LIABILITIES AND SHAREHOLDERS’ EQUITY

	June 30 2005 $	December 31 2004 $
Current liabilities
Accounts payable and accrued liabilities	240	268
Short-term debt	130	113
Income and resource taxes liabilities (note 4)	38	27
Current portion of long-term debt and capital leases	45	45
	453	453
Long-term debt and capital leases	1,108	1,109
Reclamation and post closure obligations	283	251
Income and resource tax liabilities	304	265
Deferred commodity and currency sales contracts and derivatives	199	223
Deferred credits and other liabilities	78	79
Commitments and contingencies (notes 7 and 8)
Shareholders’ equity	3,177	3,164
	5,602	5,544

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(millions of U.S. dollars, except share amounts, U.S. GAAP)

(unaudited)

	June 30
	Second Quarter		Six Months
	2005 $	2004 $	2005 $	2004 $
Common shares (i), beginning of period	2,523	2,038	2,522	2,023
Exercise of options	-	5	1	20
Common shares, end of period	2,523	2,043	2,523	2,043
Accumulated other comprehensive loss, beginning of period	(9)	(63)	(15)	(35)
Unrealized gain (loss) on securities	-	(5)	4	(4)
Unrealized gain (loss) on derivatives
Copper	2	16	(4)	(14)
Currency	(1)	(10)	(1)	(6)
Reclassification of (gain) loss on derivatives included in net earnings
Copper	8	3	19	4
Currency	(4)	(2)	(7)	(6)
Reclassification of cumulative translation account loss included in net earnings	-	34	-	34

Accumulated other comprehensive loss, end of period	(4)	(27)	(4)	(27)
Contributed surplus, beginning of period	69	67	69	66
Stock-based compensation	(1)	1	(1)	2
Contributed surplus, end of period	68	68	68	68
Retained earnings, beginning of period	597	388	588	345
Net earnings (loss)	(7)	33	24	97
Common share dividends	-	-	(22)	(21)
Retained earnings, end of period	590	421	590	421
Shareholders’ equity	3,177	2,505	3,177	2,505

(i)

Authorized and issued share capital:

Preferred shares – unlimited shares authorized, no par value, none issued.

Common shares – unlimited shares authorized, no par value, issued and outstanding at June 30, 2005 – 436,562,207 shares (December 31, 2004 – 436,395,449 shares).

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(all tabular amounts are in millions of U.S. dollars, U.S. GAAP)

1.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005 or future operating periods. For further information, see Placer Dome’s consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2004.

On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.

Placer Dome currently capitalizes stripping costs incurred during the production phase of a mine to the deferred stripping account. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. At June 30, 2005, Placer Dome’s deferred stripping amount on its unaudited interim consolidated balance sheet was $205 million. In addition to this, smaller deferred stripping balances were present in various product inventory accounts such as metal in circuit and ore stockpiles.

Placer Dome is currently evaluating the impact of this consensus which it will adopt effective January 1, 2006 retroactively with a charge to opening retained earnings and restatement of the results for the years ended December 31, 2004 and 2005 to eliminate the impact of deferred stripping and related inventory and tax balances.

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. Placer Dome plans to adopt SFAS 123(R) effective January 1, 2006.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109. The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.

The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted). The comment period ends September 12, 2005. Placer Dome does not expect the proposed Interpretation to have a material impact on its results.

Certain amounts for 2004 have been reclassified to conform with the current period’s presentation.

2.

Changes in Accounting Policies

Effective January 1, 2005, Placer Dome changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change in policy on the balance sheet at January 1, 2005 was to increase Deferred credits and other liabilities by $21 million with a one time after-tax charge to net earnings of $14 million ($0.03 per share).

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping relating to its share of the Cortez joint venture on Placer Dome’s consolidated balance sheet. This change was made as a result of deliberations by the EITF at its July 1, 2004 meeting which concluded that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets. Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, Placer Dome ceased amortization of the excess of the carrying over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2004, it would have increased Placer Dome’s earnings on a pre and after tax basis for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

3.

Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)

Product segments

	Sales by metal segment – June 30
	Second Quarter		Six Months
	2005 $	2004 $	2005 $	2004 $
Gold	347	341	712	702
Copper	112	125	236	270
Other	1	1	3	3
	460	467	951	975

(b)

Segment sales revenue and mine operating earnings (loss)

	Sales revenue by mine – June 30
	Second Quarter		Six Months
	2005 $	2004 $	2005 $	2004 $
Canada
Campbell	29	17	51	38
Musselwhite	18	17	37	32
Porcupine	20	24	42	46
	67	58	130	116
United States
Bald Mountain	6	4	12	9
Cortez	67	69	124	130
Golden Sunlight (i)	10	-	14	2
Turquoise Ridge	14	10	26	25
	97	83	176	166
Australia
Granny Smith	32	18	71	39
Henty	15	22	29	34
Kalgoorlie (ii)	47	44	93	107
Osborne	23	28	50	62
	117	112	243	242
Papua New Guinea
Misima (iii)	-	9	-	22
Porgera	73	72	153	150
	73	81	153	172
South Africa
South Deep	24	20	43	38
Tanzania
North Mara	22	19	53	40
Chile
Zaldívar	108	110	228	235
Metal hedging loss	(48)	(16)	(75)	(34)
	460	467	951	975

	Mine operating earnings (loss) – June 30
	Second Quarter		Six Months
	2005 $	2004 $	2005 $	2004 $
Canada
Campbell	6	5	9	6
Musselwhite	1	2	3	4
Porcupine	6	6	12	12
	13	13	24	22
United States
Bald Mountain	-	-	(1)	2
Cortez (note 2)	31	35	59	66
Golden Sunlight(i)	(3)	-	(4)	1
Turquoise Ridge	-	-	(2)	4
	28	35	52	73
Australia
Granny Smith	(3)	(1)	(10)	(5)
Henty	3	9	7	12
Kalgoorlie (ii)	(3)	3	(9)	15
Osborne	4	10	7	20
	1	21	(5)	42
Papua New Guinea
Misima (iii)	-	3	-	6
Porgera	25	23	58	59
	25	26	58	65
South Africa
South Deep	(1)	(3)	(7)	(6)
Tanzania
North Mara	1	6	7	12
Chile
Zaldívar	59	57	127	122
Metal hedging loss	(48)	(16)	(75)	(34)
Currency hedging gain	5	2	10	7
Amortization of tax gross up (iv)	(3)	(3)	(7)	(5)
Stock-based compensation	-	(1)	1	(2)
Other	(2)	-	(3)	(1)
	78	137	182	295

(i)

Production from Golden Sunlight was temporarily suspended in December 2003 and recommenced when ore was delivered from Stage 2B in January 2005.

(ii)

As a result of a management change, whereby operations of Kanowna Belle and Kalgoorlie West have been realigned with all operations under one mine general manager, commencing in the second quarter, the reporting for Kalgoorlie West and Kanowna Belle has been consolidated into a single Kalgoorlie operation. Results for the first six months and second quarter of 2004 have been reclassified to reflect this change.

(iii)

Processing of ore ceased at Misima in May 2004.

(iv)

Pursuant to SFAS 109 – Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. The amortization of these amounts for the first six months and second quarter of 2005, respectively, includes $3 million and $2 million (2004 - $2 million and $1 million) for Porgera, $2 million and $1 million (2004 - $2 million and $1 million) for North Mara, $1 million and nil (2004 – nil) for Kalgoorlie, and $1 million and nil (2004 - $1 million and nil) for Henty.

4.

Income and Resource Taxes

Upon completion of the strategic business plans for Placer Dome’s Australian operations in the second quarter of 2005, incorporating higher costs and production forecast updates, expected future taxable income in Australia has decreased. Pursuant to this, the valuation allowance relating to Australian deferred tax assets was increased by a non-cash charge to earnings in the quarter of $15 million. At June 30, 2005, Placer Dome has a deferred tax asset of $128 million for tax benefits relating to its Australian operations against which a valuation allowance of $67 million has been recorded.

5.

Inventories

Inventories comprise the following:

	June 30, 2005 $	December 31, 2004 $
Metal in circuit	101	102
Ore stockpiles	96	103
Materials and supplies	92	83
Product inventories	36	31
	325	319
Long-term portion of ore stockpiles	(76)	(71)
Inventories	249	248

6.

Other Assets

Other assets consist of the following:

	June 30, 2005 $	December 31, 2004 $
Sale agreement receivable (i)	69	66
Long-term stockpiles (note 5)	76	71
Debt issue costs and discounts	17	17
Pension asset	16	15
Other	11	13
	189	182
Current portion of other assets	(9)	(9)
	180	173

(i)

In December 2000, Compañía Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7.

Consolidated Metals Sales and Currency Programs

At June 30, 2005, based on the spot prices of $437.10 per ounce for gold, $7.10 per ounce for silver and $1.632 per pound for copper, an Australian to U.S. dollar (“AUD/USD”) exchange rate of 1.3144, the mark-to-market values of Placer Dome’s precious metal and copper sales programs were negative $673 million and negative $14 million, respectively. The precious metal mark-to-market does not take into the account the $158 million liability in Deferred commodity and currency sales contracts and derivatives as at June 30, 2005 primarily representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on June 30, 2005, was approximately positive $35 million, based on an AUD/USD foreign exchange rate of 1.3144 and a Canadian to U.S. dollar foreign exchange rate of 1.2256, all of which has been recognized through earnings or other comprehensive income.

Gains and losses on Placer Dome’s gold and silver forward contracts and cap agreements are recognized in sales revenue on the initial intended delivery date, except in instances where Placer Dome chooses to deliver prior to that date, in which case they are recognized on delivery. Placer Dome’s copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income and subsequently reclassified to sales revenue on the contract forward date. Changes in the fair values of all other metals financial instruments are recorded each period in earnings in the non-hedge derivative gain (loss) line.

At June 30, 2005, Placer Dome's consolidated metals sales program consisted of:

	2005	2006	2007	2008	2009	2010	2011+	Total
Gold (000s ounces):
Forward contracts sold (i) Fixed contracts
Amount	526	1,239	1,260	1,013	347	246	461	5,092
Average price ($/oz.)	348	344	373	395	411	410	475	381
Fixed interest floating lease rate
Amount	-	-	-	197	772	285	625	1,879
Average price ($/oz.)	-	-	-	357	431	420	486	440
A$ forward contracts
Amount	-	11	21	-	-	-	-	32
Average price ($/oz.)	-	467	481	-	-	-	-	476
Total
Forward contracts sold	526	1,250	1,281	1,210	1,119	531	1,086	7,003

A$ forward contracts purchased	(50)	-	-	-	-	-	-	(50)
Total
Forward contracts	476	1,250	1,281	1,210	1,119	531	1,086	6,953
Call options sold and cap Agreements (ii)
Amount	250	219	115	200	20	40	20	864
Average price ($/oz.)	364	357	363	394	500	500	500	382
A$ contracts
Amount	10	-	-	-	-	-	-	10
Average price ($/oz.)	384	-	-	-	-	-	-	384
Total Call option sold and cap agreements	260	219	115	200	20	40	20	874
Total
Firm committed ounces (iii)	736	1,469	1,396	1,410	1,139	571	1,106	7,827
Contingent call options sold (iv)
Knock-in (up and in)
Amount	54	52	-	-	-	-	64	170
Average price ($/oz.)	382	381	-	-	-	-	350	370
Average barrier level ($/oz.)	420	418	-	-	-	-	418	419
Knock out (down and out)
Amount	29	35	61	52	115	29	-	321
Average price ($/oz.)	412	422	432	446	424	469	-	432
Average barrier level ($/oz.)	363	390	378	364	374	380	-	374
Total
Maximum committed ounces (v)	819	1,556	1,457	1,462	1,254	600	1,170	8,318
Put options purchased (vi)
Amount	309	546	362	179	159	103	99	1,757
Average price ($/oz.)	397	416	441	405	397	432	416	416
Put options sold (vii)
Amount	40	80	-	-	-	-	-	120
Average price ($oz.)	250	250	-	-	-	-	-	250

Contingent call options purchased not included in the above table total 36 thousand ounces at an average price of $432 per ounce.

	2005	2006	2007	2008	2009	Total
Silver (000’s ounces):
Fixed forward contracts (i)
Amount	-	1,200	-	-	-	1,200
Average price ($/oz)	-	6.25	-	-	-	6.25
Call options sold (ii)
Amount	780	3,632	1,050	820	550	6,832
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.57
Total committed amount	780	4,832	1,050	820	550	8,032
Put options purchased (vi)
Amount	1,080	3,820	1,050	820	550	7,320
Average price ($/oz)	5.21	6.40	6.89	7.25	7.25	6.45
Copper (millions of pounds):
Fixed forward contracts (i)
Amount	-
Average price ($/lb.)	-
Call options sold (ii)
Amount	43.0
Average price ($/lb.)	1.19
Total committed amount
Amount	43.0
Average price ($/lb.)	1.19
Put options purchased (vi)
Amount	43.0
Average price ($/lb.)	1.08

(i)

Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)

Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)

Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)

Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3144. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)

Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.3144.

(iii)

Firm committed ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)

Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3144. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of June 30, 2005, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)

Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)

Put options purchased – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)

Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At June 30, 2005, Placer Dome's consolidated foreign currency program consists of:

	2005	2006	2007	Total
Australian Dollars (millions USD)
Fixed forward contracts (i)
Amount	29.1	37.1	5.0	71.2
Average rate (AUD/USD)	1.8120	1.9167	1.5713	1.8497
Put options sold (ii)
Amount	-	17.0	5.5	22.5
Average rate (AUD/USD)	-	1.5957	1.6538	1.6099
Total committed dollars
Amount	29.1	54.1	10.5	93.7
Average rate (AUD/USD)	1.8120	1.8159	1.6145	1.7921
Call options purchased (iii)
Amount	42.0	23.5	12.0	77.5
Average rate (AUD/USD)	1.3666	1.5098	1.6430	1.4528
Canadian Dollars (millions USD)
Call options purchased (iii)
Amount	33.0	-	-	-
Average rate (CAD/USD)	1.2353	-	-	-

(i)

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

(ii)

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

(iii)

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

8.

Commitments and Contingencies

(a)

At June 30, 2005, Placer Dome has outstanding commitments of approximately $40 million under capital expenditure programs.

(b)

The 2005 Canadian federal budget proposed phased in reductions of the general corporate tax rate of 2% from January 1, 2008 through January 1, 2010 and the elimination of the federal corporate surtax effective January 1, 2008. If the changes had been enacted, the estimated income tax impact to Placer Dome would be a charge to deferred income tax expense of approximately $24 million and an equivalent reduction in the deferred tax asset. In the second quarter of 2005 the Canadian House of Commons passed legislation implementing much of the federal government’s budget proposals. The legislation, however, did not include the aforementioned general corporate tax rate reduction or the elimination of the federal corporate surtax.

(c)

In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome’s favour in reversing the Ontario Superior Court decision. On April 21, 2005 the Supreme Court of Canada granted leave for the Ontario Ministry of Finance to appeal the Ontario Court of Appeal’s decision. A court date for the appeal has been set for November 17, 2005. In the second quarter of 2005, PDCLA was reassessed with respect to the same issue for the 2000 and 2001 taxation years. Management is of the view that Placer Dome will ultimately prevail, accordingly, Placer Dome has not recorded a liability for this contingency. Placer Dome also expects to be reimbursed for previously made cash payments totalling $59 million plus interest. The 2000 and 2001 reassessments totalling $22 million were paid in July 2005, and based on the above ruling, there was no income statement impact and a receivable, included in the above $59 million, was set up for the same amount.

(d)

During the second quarter of 2005, the Chilean Congress passed a tax bill enacting a 5% tax on mine operating profits. The tax will take effect on January 1, 2006 and will apply immediately to the La Coipa mine, which has opted out of its DL600 tax stability clause, at a maximum rate of 5%. The rate for La Coipa may be lower based on its current production of equivalent pounds of copper. The Zaldívar mine continues to operate under its DL600 tax stability agreement, and the new mining tax will not apply unless Placer Dome elects to opt out of the DL600 tax stability clause. If Placer Dome elects to opt out of its DL600, the mining tax rate for Zaldívar would be 4%. The new mining tax will apply to the Cerro Casale project if a positive development decision is made. The final regulations relating to the new mining tax have yet to be issued and, as such, aside from knowing that tax rates will increase, Placer Dome cannot determine the exact impact of the change at this time.

(e)

In addition to the above, reference is made to note 18 to the Consolidated Financial Statements included in the Annual Report and Annual Information Form / Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on Placer Dome’s financial position or results of operations.

9.

Stock-based Compensation

Placer Dome follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, Placer Dome’s net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

June 30
Second Quarter	Six Months
	2005 $	2004 $	2005 $	2004 $
Net earnings (loss) – as reported	(7)	33	24	97
Net earnings – pro forma	(11)	30	16	92
Net earnings per share – as reported	(0.01)	0.08	0.06	0.23
Net earnings per share – pro forma	(0.02)	0.07	0.04	0.22

Placer Dome has three share option plans under which common shares are reserved for issuance to employees and directors. At June 30, 2005, there were 9.5 million vested and 4.8 million unvested stock options outstanding.

10.

Pension Plans

Pension expenses are comprised of:

	June 30
	Second Quarter		Six Months
	2005 $	2004 $	2005 $	2004 $
Defined benefit plans:
Service costs (benefits earned during the period)	1	1	3	3
Interest costs on projected benefit obligations	3	3	5	5
Expected return on plan assets	(1)	(2)	(2)	(4)
Amortization of experience (gains) losses	-	-	1	1
Total defined benefit plans	3	2	7	5
Defined contribution plans	1	1	2	2
Total pension expense	4	3	9	7

Placer Dome’s Board of Directors today declared a semi-annual dividend of $0.05 per common share, payable on September 26, 2005, to shareholders of record at the close of business on August 26, 2005. Shareholders with addresses in Canada and Australia will be paid the equivalent amount in the currencies of those countries, converted at an exchange rate in effect on the record date.

Vancouver-based Placer Dome Inc. has interests in 16 mining operations in seven countries. The Corporation’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Placer Dome will host a conference call to discuss second quarter results at 7:00am PDT/10:00am EDT on Thursday, July 28. North American participants may access the call toll free at 800-660-7963. International participants please dial (416) 641-6715. A live audio webcast of the call and an accompanying slide presentation will be accessible on Placer Dome's website at www.placerdome.com/investors/webcasts.html.

For further information on this news release please contact:

Investor Relations:

Greg Martin (604) 661-3795 or

Meghan Brown (604) 661-1577

email: investor_relations@placerdome.com

Media Relations: Gayle Stewart (604) 661-1911

Toll-free within North America (800) 565-5815

On the internet: www.placerdome.com

For enquiries related to shares, transfers and dividends please contact:

CIBC Mellon Trust Company

Toll-free within North America (800) 387-0825

Collect calls accepted from outside North America (416) 643-5500

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•

uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

•

uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

•

uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•

uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

•

uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production;

•

uncertainties related to unexpected judicial or regulatory proceedings;

•

changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•

mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•

expected effective future tax rates in jurisdictions in which our operations are located;

•

the protection of the health and safety of mine workers; and

•

mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, electricity and other forms of energy, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand and Chilean peso

•

the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults;

•

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•

geopolitical uncertainty and political and economic instability in countries which we operate; and

•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.